FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the Month of April 2013
Commission File Number: 001-32294

TATA MOTORS LIMITED
(Translation of registrant's name into English)

BOMBAY HOUSE
24, HOMI MODY STREET,
MUMBAI 400 001, MAHARASHTRA, INDIA
Telephone # 91 22 6665 8282 Fax # 91 22 6665 7799
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F [ x ] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes [ ] No [ x ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes [ ] No [ x ]

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes [ ] No [ x ]

If 'Yes' is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

TABLE OF CONTENTS
Item 1:	Form 6-K dated April 26, 2013 along with the Press Release.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
Tata Motors Limited By: /s/ Hoshang K Sethna Name: Hoshang K Sethna Title: Company Secretary Dated:April 26, 2013

Item 1

TATA MOTORS LIMITED
Bombay House 24, Homi Mody Street, Mumbai 400 001, Maharashtra, India

Tata Technologies to acquire Cambric, a premier US-based engineering services company

The $32.5 million will provide access to high-end, systems engineering, engine design and powertrain engineering capability.

Strengthen Tata Technologies' presence in the global Construction and Heavy Equipment sector.

Delivery expansion with addition of ~450 highly-experienced engineers in Romania and US.

Near-shore delivery presence in Eastern Europe.

Expand Cambric market access and capabilities to Asia Pacific region and the Automotive sector.

Mumbai, April 26, 2013: Tata Technologies, a leading global provider of engineering services and manufacturing enterprise IT, today announced that it has signed definitive agreements for the acquisition of US-based Cambric Corporation, a premier engineering services company providing turnkey engineering services to its customers. The partnership will strengthen Tata Technologies' global footprint and domain capabilities to provide high-end engineering services to a diverse set of existing and new clients, especially in Europe. It will also provide Cambric access to the Asia Pacific region.

Cambric is a US headquartered global engineering services company with a significant footprint in Eastern Europe.The company has three development centres in Romania and its customers include some of the world's marquee heavy machinery, agricultural, off-highway and automotive companies. Cambric provides system level engineering and design capabilities in engine, powertrain,chassis/structures, body, electrical and hydraulic systems to its global customers. Cambric is a privately held company with private equity investors holding majority stake in the company. Cambric had revenues of $25 million as of 31st December 2012 with majority of revenues coming from the Construction and Heavy Equipment sector.

Commenting on the acquisition, Patrick McGoldrick, Managing Director and CEO, Tata Technologies, said; "Cambric gives our customers in the Construction and Heavy Equipment as well as in the Auto sector access to specialists in this field as well as an access to Cambric's powertrain expertise. Additionally Cambric's customers will have access to Tata Technologies' footprint in Asia Pacific and complementary capabilities including embedded systems, enterprise IT and extensive automotive domain experience."

"I am pleased to welcome them to the Tata Technologies family" added Patrick McGoldrick.

Tim Hayes, CEO, Cambric, said; "We are excited to become a part of Tata Technologies ambitious growth strategy and look forward to providing our customers the added breadth, depth and global footprint that the combined entity provides. We see this combination of our two companies as a means to match our clients' global operations with our own engineering footprint. We will now have similar engineering capability in the Asia Pacific region to supplement our significant Romanian and US presence."

Cambric was advised by Rothschild and Holland & Hart. The transaction is subject to customary closing conditions.

About Tata Technologies

Tata Technologies, founded in 1989, enables ambitious manufacturing companies to design and build better products through engineering services outsourcing and the application of information technology to product development and manufacturing enterprise processes. With over 6,000 engineers, representing 17 nationalities, Tata Technologies focuses on the manufacturing industry-covering every aspect of the value chain from conceptualization, manufacturing and aftermarket/MRO support. The Company supports clients through comprehensive engineering services and IT processes and tools to manage product development and the complete manufacturing ecosystem. Tata Technologies serves clients in 25 countries, with a delivery model specifically designed for engineering and IT engagements that offers a unique blend of deep, local expertise integrated with our six global delivery centers, Detroit (USA), Coventry (UK), Pune and Bangalore (India), Stuttgart (Germany), and Bangkok (Thailand). The international headquarters is located in Singapore. www.tatatechnologies.com

About Cambric

Cambric provides end-to-end engineering services to some of the world's most prestigious heavy-machinery, off-highway and automotive companies. Since its incorporation in 1989, Cambric has become a worldwide leader in high end engineering services in relevant industries. Cambric is a U.S. headquartered company with engineering centers and customer-focused project managers around the globe.www.cambric.com

Media Contact:

Tata Technologies

Siddhartha Bortamuli, AVP, Marketing & Communications

+91 20 6652 9044

siddhartha.bortamuli@tatatechnologies.com

Rediffusion/Edelman

Munavar Attari, Account Director

+91 99301 43535

munavar.attari@edelman.com